November 4, 2024

Muchun Zhu
Chief Executive Officer
Intercont (Cayman) Limited
Room 8501, 11/F., Capital Centre
151 Gloucester Road
Wanchai, Hong Kong

       Re: Intercont (Cayman) Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed October 21, 2024
           File No. 333-282394
Dear Muchun Zhu:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1 filed October 21, 2024 Dilution, page 49

1. Please provide to us your calculation of the increase in net tangible book value, increase in net tangible book value per share, pro forma net tangible book value, and pro forma net tangible book value per share.
 November 4, 2024
Page 2

       Please contact Joseph Klinko at 202-551-3824 or Robert Babula at 202-551-3339 if
you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Liz Packebusch at 202-551-8749
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Lan Lou